Exhibit 4.1

AMENDMENT TO

AMENDED AND RESTATED RIGHTS AGREEMENT

Amendment, dated as of June 1, 2009 (this “Amendment”), to the Amended and Restated Rights Agreement, dated as of May 14, 2008 (the “Rights Agreement”), between NATCO Group Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (as successor to ChaseMellon Shareholder Services, L.L.C.) (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement.

WHEREAS, Cameron International Corporation, a Delaware corporation (“Cameron”) and the Company contemplate entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Cameron will merge with and into the Company (the “Merger”). The Board of Directors of the Company has unanimously approved the Merger Agreement and the Merger.

WHEREAS, pursuant to Section 29 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement subject to the terms of the Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company desires to evidence such amendment in writing.

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company have been in all respects duly authorized by the Company.

AGREEMENT

Accordingly, the parties agree as follows:

A. Addition of Certain Definitions. Section 1.(a) of the Rights Agreement is supplemented to add the following definitions in the appropriate locations:

“Cameron” means Cameron International Corporation, a Delaware corporation.

“Cameron Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of June 1, 2009, by and among the Company, Cameron and the other party thereto, as it may be amended from time to time.

“Merger” shall mean the merger of Merger Sub with and into the Company as contemplated by the Cameron Merger Agreement.

B. Amendment of the definition of “Acquiring Person”. The definition of “Acquiring Person” in Section 1.(a) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, neither Cameron nor any of its Affiliates or Associates shall be deemed to be an Acquiring Person as a result of (i) the approval, execution or delivery of the Cameron Merger Agreement, (ii) the announcement of the Cameron Merger Agreement, or (iii) the consummation of the Merger or any other transaction contemplated by the Cameron Merger Agreement.”

C. Amendment of the definition of “Final Expiration Date”. The definition of “Final Expiration Date” in Section 1.(a) of the Rights Agreement is amended and restated in its entirety to read as follows:

“Final Expiration Date” shall mean the earlier of (i) the Close of Business on May 15, 2018 or (ii) the time immediately prior to the Effective Time (as defined in the Cameron Merger Agreement).

D. Addition of New Section. The Rights Agreement is amended by adding a new Section 38, which shall read in its entirety as follows:

“Section 38. Certain Exceptions. Notwithstanding anything in this Agreement to the contrary, no Distribution Date and no Shares Acquisition Date shall occur or be deemed to occur as a result of (i) the approval, execution or delivery of the Cameron Merger Agreement, (ii) the announcement of the Cameron Merger Agreement, or (iii) the consummation of the Merger or any other transaction contemplated by the Cameron Merger Agreement.”

E. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. The Company shall give the Rights Agent reasonable advance written notice of the Effective Time; provided however, that if the Company is the surviving corporation under the Cameron Merger Agreement, the Company shall give the Rights Agent prompt written notice of the Effective Time.

F. The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies in his or her capacity as an officer of the Company to the Rights Agent that this Amendment complies with Section 29 of the Rights Agreement.

G. The Rights Agent shall not be subject to, nor be required to interpret or comply with, nor determine if any Person has complied with, the Cameron Merger Agreement, even though reference thereto may be made in this Amendment or the Rights Agreement.

H. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest		NATCO GROUP INC.

By:	/s/ Katherine P. Ellis	By:	/s/ John U. Clarke
Name:	Katherine P. Ellis	Name:	John U. Clarke
Title:	Senior Vice President and Secretary	Title:	Chairman and Chief Executive Officer

Attest		MELLON INVESTOR SERVICES LLC, as Rights Agent

By:	/s/ Georg Drake	By:	/s/ Peter Sablich
Name:	Georg Drake	Name:	Peter Sablich
Title:	Relationship Manager	Title:	Vice President